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                                                                 Exhibit 99.1

                          MUELLER INDUSTRIES, INC.

                             SPECIAL DIVIDEND OF
                          MUELLER INDUSTRIES, INC.


              This document is being provided to stockholders of Mueller Industries, Inc. (a corporation that we refer to as "Mueller," "we", "our" or "us") in connection with the payment to its common stockholders of an approximately $540 million special dividend (the "Distribution"). The Distribution will be $15.00 per share of common stock (less any applicable withholding tax), payable $6.50 in cash and $8.50 in principal amount of Mueller's 6% senior subordinated debentures due 2014 ("Debentures").

              The Distribution will be made as of October 26, 2004 (the "Distribution Date") to stockholders of record on October 12, 2004. Because Debentures will only be issued in $1,000 denominations and integral multiples thereof, you will be paid cash in lieu of the fractional Debentures which you would otherwise be entitled to receive. You are not required to make any payment in order to receive the cash or Debentures to which you are entitled as part of the Distribution and you will not be required to surrender or exchange your Mueller common stock in order to receive the Distribution.

              There is currently no public market for our Debentures.

                                       Dated October 12, 2004




























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QUESTIONS AND ANSWERS REGARDING THE SPECIAL DIVIDEND

Q:     What will I receive as part of the Distribution?

A:     You will receive a $15.00 special dividend (less any applicable withholding tax), consisting of $6.50 in cash and $8.50 in principal amount of our Debentures for every share of common stock that you own of record as of October 12, 2004. Debentures will only be issued in denominations of $1,000 and integral multiples thereof. Fractional interests in Debentures will be paid in cash in lieu of Debentures.

The Distribution will not change the number of shares of common stock that you own and sales of Debentures by you will not reduce your equity interest in Mueller. Upon completion of the Distribution, you will continue to own your shares of Mueller common stock (NYSE:MLI).

Q:     Why are we making the Distribution?

A:     In declaring the special dividend, our board considered many factors, and concluded that Mueller was over-capitalized. By recapitalizing Mueller through the Distribution, we are returning to our stockholders the significant value that has accumulated from recent years' operations. After the Distribution, we expect to have adequate financial resources to meet ordinary capital expenditure, working capital and operating requirements, although from time to time additional borrowings may be necessary.

Q:     When is interest on the Debentures payable?

A:     Interest on the Debentures will be payable on May 1 and November
1 of each year (commencing on May 1, 2005), to holders of record on the preceding April 15 and October 15.

Q:     Are the Debentures callable?

A:     The Debentures will be callable at the option of our company, in whole or in part, at any time or from time to time, subject to declining call premiums during the first five years.

Q:     What will be the impact of the Distribution on our Common Stock price?

A:     The price of our common stock is likely to decline after the stock begins trading "ex-dividend" by an amount which, while unpredictable, will reflect primarily the market's evaluation of the components of the Distribution.








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Q:     Why is our Common Stock trading with a "Deferred Ex-Dividend
Date" and with "Due Bills"?

A:     Because the Distribution represents a significant percentage of the market value of our common stock, the NYSE has advised us that it has deferred trading our shares "ex-dividend" until October 27, 2004. Buyers of our common stock after the "ex-dividend" date will not be entitled to receive any part of the Distribution with respect to such common stock.

A purchaser of our common stock during the period between the normal "ex-dividend" date (two days before the record date) and the deferred "ex-dividend" date is paying full value, including the value of the Distribution, but does not become a record holder entitled to receive the Distribution directly from us. Therefore, a seller who is the holder on the record date and who is also the prospective recipient of the Distribution, is required to assign the right to the Distribution to the purchaser through an instrument known as a "due bill". It is expected that our common stock will begin trading with due bills two days before the record date.

Q:     Will Mueller's dividend policy change as s result of the
Distribution?

A:     We now pay a quarterly dividend of $.10 per share of common stock. Our board of directors, in its sole discretion, will be responsible for determining our dividend rate and policy after the Distribution. Future dividends will depend upon, among other things, our results of operations, cash requirements and surplus, financial condition and other factors that our board of directors considers relevant. At present, our board plans to maintain our regular dividend policy.

Q:     Will United States stockholders be taxed as a result of the
Distribution?

A:     Yes.  The Distribution will be includible in taxable income as a dividend to the extent of the lesser of (i) the sum of the cash and the fair market value of the Debentures and (ii) an allocable share of our current or accumulated earnings and profits, computed as of the completion of our fiscal year ending
December 25, 2004. The fair market value of the Debentures will be deemed to equal their "issue price," as described below. We expect that the entire Distribution will be taxable as dividend income. We will send out, on a timely basis, Forms 1099 which will indicate the amount of dividend income received.

A holder of our common stock who is a United States resident individual should be entitled to treat any portion of the Distribution that is taxable as a dividend as "qualified dividend income," which is subject to tax at the rates generally applicable to long-term capital gains for individuals (currently at a maximum rate of 15%), provided that the individual receiving the dividend satisfies certain holding period and


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other requirements.  Dividends treated as "qualified dividend income" are not actually treated as capital gains, however, and thus are not included in the computation of an individual's net capital gain and generally cannot be used to offset capital losses.

Q:     If you are a non-resident alien stockholder will you be taxed on the Distribution?

A:     Yes.  There will be United States withholding at the rate of 30%
(unless modified by an Income Tax Treaty). You should consult with your tax advisor on the foreign tax implications of the Distribution.

Q:     Will interest payments on the Debentures be taxed?

A:     United States Residents
Yes. Interest received on the Debentures will be included in taxable income in accordance with each stockholder's method of accounting. The Debentures may also be treated as issued with original issue discount ("OID"). In general, a debt instrument is treated as having OID to the extent its "stated redemption price at maturity" exceeds its "issue price" by more than a de minimis amount. The "stated redemption price at maturity" of a Debenture will be its principal amount. The "issue price" of the Debentures will depend upon whether they are traded on an "established securities market." Although it is expected that the Debentures will be so traded, it cannot be determined at this time. If the Debentures are not deemed to be traded on an established securities market, the issue price of the Debentures will be their stated principal amount.

If the Debentures are issued with OID, a holder generally will be required to accrue the OID and include such amount in gross income as interest over the term of the Debentures based on the constant yield method.

Non-Resident Aliens
No. We believe the terms of the Debentures meet the requirements for registration under the portfolio debt exemption so that there should be no United States withholding on the interest payments (or OID) to foreign residents who are not U.S. citizens and who have filed the appropriate forms and hold less than 10% of the voting stock of our company. You should consult with your tax advisor on the foreign tax implications of receiving United States source interest income.

Q:     What do you have to do to participate in the Distribution?

A:     If you are a stockholder of our company, you do not need to do anything to participate in the Distribution and no proxy or vote is required to participate. You are not required to mail in any certificates representing your common stock in order to participate in the Distribution and should not do so.



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Q:     How will we distribute the Debentures to you?

A:     If you are a registered holder of our common stock as of the close of business on October 12, 2004, our paying agent and registrar, Continental Stock Transfer & Trust Company, will deliver to you a definitive certificate for the principal amount of Debentures to which you are entitled.

If you hold your Mueller common stock through a stockbroker, bank or other nominee, you are probably not a registered stockholder of record and the manner in which you will receive the Debentures to which you are entitled depends upon your arrangements with the stockbroker, bank or other nominee that holds your common stock. We expect that stockbrokers and banks generally will credit their customers' accounts with the Debentures on or after the Distribution Date, but you will have to confirm that with your stockbroker, bank or other nominee.

Q:     What about fractional Debentures?

A:     No certificates or interests representing Debentures in
denominations of less than $1,000 will be issued. If you are the registered holder of a number of shares of common stock that does not entitle you to $1,000 aggregate principal amount of Debentures, or an integral multiple thereof, you will receive cash for the fractional portion of the Debentures you would have otherwise been entitled to receive in addition to any whole Debentures you are entitled to receive.

Q:     Will the Debentures trade on a stock exchange?

A:     The Debentures will not be listed on an exchange; they are expected to trade in the over-the-counter market. There is currently no public market for the Debentures and we cannot, therefore, assure you as to the prices at which trading in the Debentures will occur. Unless and until the Debentures are fully distributed and an orderly trading market develops, the prices at which trading in the Debentures occurs may fluctuate significantly. The prices at which the Debentures trade will be determined by the marketplace and may be influenced by many factors. We cannot assure you that an active trading market in the Debentures will develop or be sustained in the future.

Q:     When will you be able to buy and sell the Debentures?

A:     We expect that trading of the Debentures will begin by the day after the Distribution Date.

Q:     Will you still be able to buy and sell Mueller Common Stock before and after the Distribution Date?

A:     Yes.  Our common stock will continue to trade on the NYSE under the symbol "MLI".




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Q:     Who will be the Distribution Agent for the Distribution?

A:     Continental Stock Transfer & Trust Company, 17 Battery Place,
New York, New York 10004, will be responsible for the cash payment of $6.50 to registered stockholders and will make any cash payments in lieu of fractional Debentures. Continental
Stock Transfer & Trust Company will also be responsible for distributing Debentures in denominations of $1,000 and integral multiples thereof, to our registered stockholders who are entitled to receive Debentures.

Q:     Who will be the Trustee for the Debentures after the
Distribution?

A:     SunTrust Bank, Inc., 25 Park Place, 24th Floor, Atlanta, Georgia
30303-2900, will be the trustee for the Debentures after the Distribution.

Q:     Whom should you contact for further information on the
Distribution?

A:     If you have questions about the Distribution, or if you would like copies of this document, you should contact Kent A. McKee in writing at Mueller Industries, Inc., 8285 Tournament Drive,
Suite 150, Memphis, TN 38125, or at (901) 753-3208.

                          * * * * * * * * * * * * *

Forward Looking Statements

Certain statements in this question and answer document that are not strictly historical may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: economic and currency conditions, continued availability of raw materials, market demand, pricing, competitive and technological factors, current year earnings expectations, the availability of financing and additional risks and uncertainties referred to in our Annual Report or Form 10-K and other filings with the Securities and Exchange Commission, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.









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